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                      [KENNEDY & BARIS, L.L.P. LETTERHEAD]




                                September 9, 2005

VIA EDGAR
Ms. Joyce Sweeney
Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4561
Washington DC 20549

     RE: CommerceFirst Bancorp, Inc., Commission File No. 0-51104 Form 10-KSB for the period ended December 31, 2004

Dear Ms. Sweeney:

      On behalf of CommerceFirst Bancorp, Inc. (the "Company"), we hereby enclose the Company's response to your comment letter dated August 30, 2005 in respect of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004. For convenience we have preceded each of the Company's responses with the Commission staff's comment.

EXHIBIT 13 - 2004 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES, PAGE 28

1. WE NOTE THAT YOU RECORDED A $944 THOUSAND REDUCTION OF YOUR VALUATION ALLOWANCE DURING THE FISCAL YEAR 2004, REDUCING IT TO ZERO. PLEASE REFER TO PARAGRAPHS 21 - 23 OF SFAS 109 AND PROVIDE US WITH YOUR COMPREHENSIVE ANALYSIS OF HOW YOU DETERMINED THE AMOUNT OF YOUR DEFERRED TAX ASSET VALUATION ALLOWANCE AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004.

      The determination by the Company in the third quarter of 2004 to reduce the valuation allowance relating to the deferred tax asset was based on the conclusion of Company management and the audit committee of the Board of Directors, reached in consultation with the independent auditor as to the requirements of generally accepted accounting principles, that as of that time it was more than likely than not that the deferred asset would be recognized, in accordance with Paragraph 17(e) of SFAS 109, and in light of the applicable factors and examples discussed in paragraphs 21 -
      23. The valuation allowance was subject to repeated analysis and discussion among Company management, the audit committee and the Company's independent auditor. In reaching this conclusion the positive and negative evidence bearing on the question of whether the Company would be able to utilize the deferred asset prior to its expiration was considered. In particular, the following facts and circumstances were considered and understood:
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Ms. Joyce Sweeney
September 9, 2005
Page 2

      o The Company had then achieved sustained core operating profitability in each month over a fifteen month period, including earnings of approximately $198 thousand for the first six months of 2004, and at the then current rate of earnings, would utilize the net operating loss over a period of two and a half to three years.

      o The Company had received regulatory approval of its application to establish a second banking office, in Prince George's County, Maryland, which opened on September 30, 2004. The second office would serve to support a loan and business development officer hired in February 2004. The second office would permit a focus for additional expansion of development efforts in Prince George's, and was expected to result in expanded rates of growth and growth in income.

      o The Company was engaged in efforts to raise approximately $10 million in additional capital in an underwritten offering or a combination rights offering/underwritten offering, which would permit the Company to maintain a higher level of loans and investment securities, an increased lending limit, and permit the Bank to compete more effectively against larger institutions, and as such was expected to result in asset growth and higher income. The Company ultimately raised approximately $10 million in the combined offering, which closed in the first quarter of 2005. The additional capital, combined with anticipated earnings and options exercises, was expected to permit continued operations and growth for a period of at least two to three years before additional capital would become necessary.

      o The strength and experience of senior management, business development officers and the Board of Directors.

      Based on the foregoing positive factors, the Company believed that there would be sufficient taxable income in the carryforward period to utilize the deferred tax asset, and in accordance with paragraph 21 of SFAS 109, and with the concurrence of its independent auditor, determined to eliminate the valuation allowance.

      We note that the initial determination to effect the recognition was made in August 2004, prior to the unanticipated deterioration of an approximately $960 thousand loan relationship that resulted in a special provision for loan losses of $350 thousand made on September 16, 2005. The impact of the special provision, credit quality issues relating to this loan and the loan portfolio and allowance for loan losses in general on the prior determination to effect the reduction in the valuation allowance was considered, and it was determined that the unique circumstances surrounding the deterioration of this relationship did not materially alter the expectation that the Company would have sufficient earnings within a three year timeframe to utilize the deferred tax asset. The Company was ultimately profitable in each quarter of 2004, and had pre-tax profitability of $227 thousand, including the effect of the September 2004 loan provision.

      For the year ended December 31, 2003, the Company engaged in a comparable analysis and discussions among management, the audit committee and the independent auditor. In respect of that year, the following facts and circumstances were considered and understood:

      o The Company has a history of cumulative losses from its date of organization though the end of the year ended December 31, 2002, which then stood at approximately $(2.5 million). As noted in paragraphs 23 and 103 of SFAS 109, a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

      o The Company, while achieving its first month to month profitability in January 2003, was only marginally profitable on a monthly basis, and had a net profit of only $142 thousand in 2003, reflecting a return on assets of 0.33% and a return on equity of 2.5%.
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Ms. Joyce Sweeney
September 9, 2005
Page 3

      Based on the foregoing factors, the Company did not believe that there was sufficient quality or quantity of sustained earnings or other positive evidence to overcome the negative factors, and therefore, with the concurrence of its independent auditors, determined to maintain a valuation allowance equal to 100% of the deferred tax asset (other than the portion related to net unrealized gains on available for sale securities) to reduce the value of the deferred tax asset. The Company and its auditors did not believe a partial valuation allowance was appropriate, given (i) the principal component of the deferred asset was the net operating loss carryforward, and (ii) the conclusion that there was insufficient basis to say that it was more likely than not that the Company would be able to utilize the deferred asset in the carryforward period.

ITEM 8A - CONTROLS AND PROCEDURES, PAGE 11

2. WE NOTE YOUR DISCLOSURE THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE ADEQUATE. IT DOES NOT APPEAR THAT YOUR CERTIFYING OFFICERS REACHED A CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE TELL US YOUR CERTIFYING OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2004. PLEASE REVISE YOUR DISCLOSURES IN FUTURE FILINGS TO ADDRESS YOUR OFFICERS' CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

      On behalf of the Company, we hereby advise you that the Company's principal executive and principal financial officer determined that the Company's disclosure controls and procedures were effective in ensuring material information required to be disclosed was recorded, processed, summarized, as of December 31, 2004. The Company will revise its disclosure in filings made after the date of this letter to address the officers' conclusions as to the effectiveness of the disclosure controls and procedures.

      Enclosed with this letter please find the requested written acknowledgement statement from the Company.

      Please do not hesitate to contact the undersigned at 301.229.3400 (x18), by fax at 301.229.2443, or by email at nmgruber@kblbanklaw.com, if you have any questions regarding this response, have any further comments, or require further information.

                                   Sincerely,

                                   /s/ Noel M. Gruber

                                   Noel M. Gruber

cc:   Sharon Johnson (via telecopier 202.722.9208)
      Richard Morgan
      Lamont Thomas
      Mark Welsh

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                           COMMERCEFIRST BANCORP, INC.
                           1804 WEST STREET, SUITE 200
                            ANNAPOLIS, MARYLAND 21401

                                September 8, 2005

VIA EDGAR
Ms. Joyce Sweeney
Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4561
Washington DC 20549

      RE: CommerceFirst Bancorp, Inc., Commission File No. 0-51104 Form 10-KSB for the period ended December 31, 2004

Dear Ms. Sweeney:

      In connection with the response of CommerceFirst Bancorp, Inc. (the "Company") to the comment letter of Commission staff dated August 30, 2005 relating to the Company's Form 10-KSB for the year ended December 31, 2004 (the "Filing"), the Company, by its duly elected and currently serving officer, does hereby acknowledge that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,

                                      COMMERCEFIRST BANCORP, INC.



                                      By: /s/ Richard J. Morgan
                                          --------------------------------------
                                          Richard J. Morgan
                                          President and Chief Executive Officer